NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)	May 16, 2018

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC.
KIQ X INDUSTRIES – UPDATE ON ACTIVE SUSPENSION CONTROL SYSTEM

Vancouver, British Columbia and Bonham, Texas: Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) reports that its wholly owned subsidiary KIQ X Industries (KIQX) is approaching final engineering designs for its commercial production vehicle featuring Kelso’s proprietary (patents pending) Active Suspension Control System (ASCS). The design prototype vehicle is going through DOT inspections at this time to ensure compliance.

Effective June 1, 2018 KIQX will open a leased 3,400 square foot business facility in Kelowna to operate administration, marketing, driver education, spare parts, repairs and maintenance, sales, distribution and product development. For convenience the premise is located several blocks from the Company’s sub-contracted production facilities. The Company is completing production tooling and beginning to engage supply chain administration for conversion of multiple vehicles that will be available to the market.

The Company’s ASCS has been developed with emphasis on providing distinct advantages to customers in terms of better safety characteristics and more effective operational capabilities while mitigating the impact of human error and environmental damage in outback operations. The ASCS is ideal for customers who need to traverse rough outback terrain in a wheeled vehicle for the purpose of reaching remote destinations with multiple passengers and maximum payload. Although designed for commercial use it is well suited for both industry and leisure markets.

The Company’s key design dynamic is safety with minimal environmental impact. The engineering incorporated in Kelso’s ASCS is based on thirty years of research and experience and over 24 custom vehicle builds. The ASCS is believed to represent a dramatic improvement over existing technologies presently used in commercial combined road-no-road vehicles. At just under 2 pounds PSI (humans range from 5 to 9 pounds PSI) the ASCS equipped vehicle will have minimum environmental impact on outback operations due to the distribution of the overall weight of the vehicle.

The key advantage of the ASCS is its ability to adjust the center-of-gravity of the vehicle during operations with its proprietary automated gyroscopic controlled air suspension. This ensures that the driver, passengers and payload remain in as safe, stable and level position as possible when driving in difficult rugged outback terrains including flooded areas. The ASCS technology package is well suited for use in desert, mountain, snow and low lying water regions around the world.

James R. Bond, CEO of the Company comments “We believe that there is a large under serviced commercial outback market where specialized technology that can safely improve performance will be welcome. Kelso also believes that our ASCS may be the most unique, safest and capable suspension system in the world for motor vehicles being used in rugged outback terrains. The commercialization of the ASCS is expected to give Kelso the potential of developing multi-million dollar opportunities in future periods. We believe that the Company’s ASCS combined with our specialized rail technologies provides a strong diversified product platform that can provide the Company with reliable business growth opportunities and a steady improvement of financial returns for years to come.”

About Kelso Technologies

Kelso is an engineering product development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental release. The Company offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and suspension systems for motor vehicles being used in rugged outback terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that we believe that there is a large under serviced commercial outback market where specialized technology that can safely improve performance will be welcome; that Kelso believes that our ASCS may be the most unique, safest and capable suspension system in the world for motor vehicles being used in rugged outback terrains; that our ASCS product is well suited for both industry and leisure markets; that ASCS is a dramatic improvement over existing technologies presently used in commercial combined road-no-road vehicles; that the ASCS equipped vehicle will have minimum environmental impact on outback operations due to the distribution of the overall weight of the vehicle; that the commercialization of the ASCS is expected to give Kelso the potential of developing multi-million dollar opportunities in future periods; that we believe that our ASCS combined with our specialized rail technologies provides a strong diversified product platform that can provide the Company with reliable business growth opportunities and a steady improvement of financial returns for years to come. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company’s products may not provide the intended safety, economic or operational advantages for reasons currently unforeseen; or reduce the potential effects of human error and environmental harm; or grow and sustain anticipated revenue streams; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com